UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.       )*
L&L ACQUISITION CORP.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
50161R209

(CUSIP Number)
Peter Schofield
LLM Capital Partners LLC
265 Franklin Street
Boston, Massachusetts 02110
(617) 330-7755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS LLM Structured Equity Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS LLM Investors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS LLM Advisors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS LLM Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS LLM Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS Landers Moseley Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS Patrick J. Landers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

SCHEDULE 13D

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS Frederick S. Moseley, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		761,122*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		761,122*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

761,122*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents 732,400 shares held by LLM SEF and 28,722 shares held by LLM Investors. Excludes 249,653 shares to be held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share. LLM SEF and LLM Investors have contractually agreed that they will have no ability to vote any of such shares being held in escrow until such time, if ever, that such shares are released to the holders. Also excludes the warrants purchased by LLM SEF and LLM Investors as part of 561,400 units acquired in the Issuer’s IPO and 1,253,333 warrants purchased by LLM SEF and LLM Investors in a private placement contemporaneous with the IPO. All such warrants are not exercisable until the later of 30 days after the initial business combination or 12 months from the date of the Issuer’s IPO. Finally, excludes 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
** See Item 5.

Item 1. Security and Issuer.
     This Statement on Schedule 13D relates to the common stock, $0.0001 par value per share, of L&L Acquisition Corp. (“L&L” or the “Issuer”), a Delaware corporation. The principal executive offices of L&L are located at 265 Franklin Street, 20th Floor, Boston, Massachusetts 02110.
Item 2. Identity and Background.
This Statement is being jointly filed by LLM Structured Equity Fund L.P. (“LLM SEF”), LLM Investors L.P. (“LLM Investors”), LLM Advisors L.P., LLM Advisors LLC, LLM Capital Partners LLC, Landers Moseley Capital Group LLC, Patrick J. Landers and Frederick S. Moseley, IV. Each of the foregoing persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”
This Schedule 13D relates to the shares of Common Stock of L&L held by LLM SEF and LLM Investors, LLM Capital Partners LLC is the manager and LLM Advisors L.P. is the general partner of LLM SEF and LLM Investors. LLM Advisors LLC is the general partner of LLM Advisors L.P. LLM Capital Partners LLC is the managing member of LLM Advisors LLC. Landers Moseley Capital Group LLC is the managing member of LLM Capital Partners LLC. Patrick J. Landers and Frederick S. Moseley, IV are the members of Landers Moseley Capital Group LLC. Each of them also has limited partnership interest in LLM Investors and in LLM Advisors L.P.
The Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.
(b) The business address of each of the foregoing Reporting Persons is 265 Franklin Street, 20th Floor, Boston, Massachusetts 02110.
(c) Patrick J. Landers is an executive officer and director and Frederick S. Moseley, IV is a member of the advisory board of L&L.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Patrick J. Landers and Frederick S. Moseley, IV are each citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.
Item 4. Purpose of Transaction.
Issuer’s Initial Public Offering
On November 29, 2010, L&L consummated its initial public offering (the “IPO”) of 4,000,000 units at $10.00 per unit, consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $11.50 per share (the “IPO Units”).
IPO Units and Warrant Subscription Agreements
Prior to the IPO, LLM SEF and LLM Investors held 497,280 shares and 19,502 shares, respectively of the Issuer’s common stock (“Common Stock”). LLM SEF and LLM Investors acquired 540,215 IPO Units and 21,185 IPO Units, respectively, in the IPO. In addition, LLM SEF and LLM Investors entered into a Warrant Subscription Agreement pursuant to which LLM SEF and LLM Investors acquired 1,206,037 warrants and 47,296 warrants, respectively, at a price of $0.75 per warrant in a private placement contemporaneous with the IPO (the “Private Placement Warrants”). The warrants issued in the IPO are substantially similar to the Private Placement Warrants.
Following the IPO, LLM SEF held 732,400 shares of Common Stock and LLM Investors held 28,722 shares of Common Stock or a total of 761,122 shares, excluding 249,653 shares held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share, and also excluding the Private Placement Warrants and 67,406 shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised.
Letter Agreements
In order to induce L&L and the underwriters of the IPO to enter into the Underwriting Agreement, LLM SEF and LLM Investors delivered letter agreements, each dated November 23, 2010 (the “Letter Agreements”), in accordance with the underwriting agreement. Pursuant to the Letter Agreements, LLM SEF and LLM Investors and the L&L directors and officers agreed (i) that in the event L&L fails to consummate an initial business combination within eighteen (18) months from the closing of the IPO, they shall take all reasonable actions to dissolve and liquidate L&L, (ii) to vote against any amendments to the IPO Warrants and/or Private Placement Warrants in the event that L&L seeks such amendment in a manner that requires the written consent of the registered holders of 65% of the then outstanding IPO Warrants and Private Placement Warrants, unless the registered holders of 65% of the Offering Warrants (as defined in the Warrant Agreement) vote in favor of such amendment and (iii) to escrow certain shares that will be forfeited if the underwriters’ over-allotment option is not exercised.
Registration Rights Agreement
Simultaneous with the completion of the IPO, LLM SEF and LLM Investors will enter into a Registration Rights Agreement, (the “Registration Rights Agreement”), with the L&L and the Holders (as defined therein). Such Holders will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to the IPO Units and the Private Placement Warrants and the Common Stock underlying the private placement warrants, commencing in the case of the IPO Units, upon their release from escrow and commencing, in the case of the Private Placement Warrants and the respective Common Stock underlying the Private Placement Warrants, 30 days after the completion of L&L’s initial business combination. L&L will bear the costs of filing any such registration statements.
The foregoing descriptions of the Securities the Warrant Agreement, Warrant Subscription Agreement, the Letter Agreements and the Registration Rights Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by reference.
Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
Additional Disclosure
The initial shares reported herein were acquired solely for investment purposes. LLM SEF and LLM Investors do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the L&L. LLM SEF and LLM reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors and subject to the limitations in the Agreements. LLM SEF and LLM will continue to evaluate the business and prospects of the L&L, and its present and future interest in, and intentions with respect to, L&L, and in connection therewith expects from time to time to consult with management and other stockholders of L&L.
Other than as described above and as set forth in the Agreements, the Reporting Persons do not have any plans or proposals which would result in any of the following:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)-(b) LLM SEF may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of 732,400 shares of Common Stock, representing approximately 16.5% of the shares of Common Stock outstanding, based on information provided by the Company and adjusted as set forth below.
LLM Investors may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of 28,722 shares of Common Stock, representing approximately .06% of the shares of Common Stock outstanding, based on information provided by the Company and adjusted as set forth below.
LLM Capital Partners LLC is the manager and LLM Advisors L.P. is the general partner of LLM SEF and LLM Investors. LLM Advisors LLC is the general partner of LLM Advisors L.P. LLM Capital Partners LLC is the managing member of LLM Advisors LLC. Landers Moseley Capital Group LLC is the managing member of LLM Capital Partners LLC. Based on such relationships with LLM SEF and LLM Investors, each of the foregoing entities may be deemed to have sole power to direct the voting and disposition of the 761,122 shares of Common Stock beneficially owned by LLM SEF and LLM Investors, representing approximately 17.1% of the shares of Common Stock outstanding, based on information provided by the Company and adjusted as set forth below.
Patrick J. Landers and Frederick S. Moseley, IV are the members of Landers Moseley Capital Group LLC and each have a limited partnership interest in LLM Investors, and each may be deemed to have sole power to direct the voting and disposition of the 761,122 shares of Common Stock beneficially owned by LLM SEF and LLM Investors, representing approximately 17.1% of the shares of Common Stock outstanding, based on information provided by the Company and adjusted as set forth below.
For purposes of calculating the percentage ownerships of the Reporting Persons set forth in this Schedule 13D, the 5,150,000 of Common Stock outstanding, according to information from the Issuer, was adjusted to exclude (i) 555,556 total shares held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share and (ii) 150,000 total shares held in escrow that will be forfeited if the underwriters’ over-allotment option is not exercised, resulting in a total of 4,444,444 shares of Common Stock deemed outstanding.
(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.
(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.
Item 7. Materials to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, among LLM Structured Equity Fund L.P., LLM Investors L.P., LLM Advisors L.P., LLM Advisors LLC, LLM Capital Partners LLC, Landers Moseley Capital Group LLC, Patrick J. Landers, and Frederick S. Moseley, IV, dated December 9, 2010.

2	Warrant Agreement, by and between L&L Acquisition Corp. and Continental Stock Transfer & Trust Company, dated November 23, 2010.

3	Warrant Subscription Agreement, by and among L&L Acquisition Corp. and the Subscribers named therein, dated November 23, 2010.

4	Letter Agreement, executed by LLM Structured Equity Fund L.P., dated November 23, 2010.

5	Letter Agreement, executed by LLM Investors L.P., dated November 23, 2010.

6	Registration Rights Agreement, by and among L&L Acquisition Corp., John L. Shermyen, LLM Structured Equity Fund L.P. and LLM Investors L.P. and the Holders named therein, dated November 23, 2010.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: December 9, 2010

LLM STRUCTURED EQUITY FUND L.P.
By:	/s/ Peter Schofield
Name:	Peter Schofield
Title:	Authorized Person

LLM INVESTORS L.P.
By:	/s/ Peter Schofield
Name:	Peter Schofield
Title:	Authorized Person

LLM ADVISORS L.P.
By:	/s/ Peter Schofield
Name:	Peter Schofield
Title:	Authorized Person

LLM ADVISORS LLC
By:	/s/ Peter Schofield
Name:	Peter Schofield
Title:	Authorized Person

LLM CAPITAL PARTNERS LLC
By:	/s/ Peter Schofield
Name:	Peter Schofield
Title:	Chief Financial Officer

LANDERS MOSELEY CAPITAL GROUP LLC
By:	/s/ Frederick S. Moseley, IV
Name:	Frederick S. Moseley, IV
Title:	Authorized Person

/s/ Patrick J. Landers
Name:	Patrick J. Landers

/s/ Frederick S. Moseley, IV
Name:	Frederick S. Moseley, IV

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of common shares, $0.0001 par value per share, of L&L Acquisition Corp. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: December 9, 2010

LLM STRUCTURED EQUITY FUND L.P.
By:	/s/ Peter Schofield
	Name:	Peter Schofield
	Title:	Authorized Person

LLM INVESTORS L.P.
By:	/s/ Peter Schofield
	Name:	Peter Schofield
	Title:	Authorized Person

LLM ADVISORS L.P.
By:	/s/ Peter Schofield
	Name:	Peter Schofield
	Title:	Authorized Person

LLM ADVISORS LLC
By:	/s/ Peter Schofield
	Name:	Peter Schofield
	Title:	Authorized Person

LLM CAPITAL PARTNERS LLC
By:	/s/ Peter Schofield
	Name:	Peter Schofield
	Title:	Chief Financial Officer

LANDERS MOSELEY CAPITAL GROUP LLC
By:	/s/ Frederick S. Moseley, IV
	Name:	Frederick S. Moseley, IV
	Title:	Authorized Person

/s/ Patrick J. Landers
Name:	Patrick J. Landers

/s/ Frederick S. Moseley, IV
Name:	Frederick S. Moseley, IV

Exhibit 2
WARRANT AGREEMENT
L&L ACQUISITION CORP.
and
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

WARRANT AGREEMENT
Dated as of November 23, 2010

     THIS WARRANT AGREEMENT (this “Agreement”), dated as of November 23, 2010, is by and between L&L Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as Warrant Agent (the “Warrant Agent”).
     WHEREAS, the Company has entered into that certain Warrant Subscription Agreement, dated as of November 23, 2010 (the “Warrant Subscription Agreement”), with John L. Shermyen, LLM Structured Equity Fund L.P., a Delaware limited partnership, LLM Investors L.P., a Delaware limited partnership, Morgan Joseph LLC, EarlyBirdCapital, Inc. (together with Morgan Joseph LLC, the “Underwriters”), E. David Hetz and Mitchell Eisenberg (each, an “Initial Warrantholder” and, collectively, the “Initial Warrantholders”), pursuant to which the Initial Warrantholders will purchase an aggregate of 3,040,000 Warrants bearing the legend set forth in Exhibit B hereto (the “Private Placement Warrants”) at a purchase price of $0.75 per Private Placement Warrant, to be sold to the Initial Warrantholders simultaneously with the closing of the Offering (as defined below); and
     WHEREAS, the Company is engaged in an initial public offering (the “Offering”) of units of the Company’s equity securities, each such unit comprised of one share of the Common Stock (as defined below) and one Offering Warrant (as defined below) (the “Units”) and, in connection therewith, has determined to issue and deliver up to 4,000,000 warrants to public investors in the Offering (the “Offering Warrants” and, together with the Private Placement Warrants, the “Warrants”), each such Warrant evidencing the right of the holder thereof to purchase one share of the common stock of the Company, par value $0.0001 per share (the “Common Stock”), for $11.50 per share, subject to adjustment as described herein; and
     WHEREAS, the Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1, No. 333-168949 (the “Registration Statement”) and prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Units, the Offering Warrants and the Common Stock included in the Units; and
     WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants; and
     WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and
     WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.
     NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:
     1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement

     2. Warrants
          2.1. Form of Warrant. Each Warrant shall be issued in registered form only and shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board, President, Chief Executive Officer, Secretary or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.
          2.2 Effect of Countersignature. Unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.
          2.3. Registration
               2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”), for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.
               2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant Certificate (as defined below) made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.
          2.4. Detachability of Warrants. The Common Stock and Offering Warrants comprising the Units shall begin separate trading on the fifth (5th) day following the earlier to occur of (i) expiration of the underwriters’ Over-allotment Option (as defined below), (ii) exercise in full of the underwriters’ Over-allotment Option or (iii) announcement by the underwriters of their intention not to exercise all or any remaining portion of the Over-allotment Option, provided that, if such fifth (5th) day is not a day on which banks in New York City are generally open for normal business (a “Business Day”), then on the immediately succeeding Business Day following such date, or earlier (the “Detachment Date”) with the consent of Morgan Joseph LLC (“MJ”), as representative of the several underwriters, but in no event shall the Common Stock and the Offering Warrants comprising the Units be separately traded until (A) the Company has filed a current report on Form 8-K with the Commission containing an audited balance sheet reflecting the receipt by the Company of the gross proceeds of the Offering, including the proceeds received by the Company from the exercise by the underwriters of their right to purchase additional shares of the Common Stock in the Offering (the “Over-allotment Option”), if the Over-allotment Option is exercised prior to the filing of the Form 8-K and (B) the Company issues a press release and files with the Commission a current report on Form 8-K announcing when such separate trading shall begin.

          2.5. Warrant Attributes.
               2.5.1. Private Placement Warrants. The Private Placement Warrants shall be identical to the Offering Warrants, except that so long as they are held by the original holders, or any of their Permitted Transferees (as defined below): (i) they may be exercised for cash or on a cashless basis, pursuant to subsection 3.3.1(c) hereof, (ii) they may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination (as defined below), (iii) they shall not be redeemable by the Company and (iv) with respect to the Private Placement Warrants held by the Underwriters, they will expire five years from the effective date of the Registration Statement; provided, however, that in the case of (ii), the Warrants and any shares of the Common Stock held by the Initial Warrantholders and issued upon exercise of the Private Placement Warrants may be transferred by the Initial Warrantholders: (a) to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors or any affiliate of the Initial Warrantholders or to any limited partner(s) of the Initial Warrantholders; (b) in the case of John L. Shermyen, by gift to a member of his immediate family or to a trust, the beneficiary of which is a member of his immediate family or to a charitable organization; (c) in the case of John L. Shermyen, by virtue of the laws of descent and distribution upon the death of John L. Shermyen; (d) in the case of John L. Shermyen, pursuant to a qualified domestic relations order; (e) by virtue of the laws of the state of Delaware or an Initial Warrantholder’s limited partnership agreement (or comparable organizational document) upon dissolution of an Initial Warrantholder; (f) in the event of the Company’s liquidation prior to the completion of the Company’s initial Business Combination; or (g) in the event that the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of the holders of the Company’s equity securities issued in the Offering having the right to exchange their shares of the Common Stock for cash, securities or other property subsequent to the consummation of the Company’s initial Business Combination; provided, however, that, in the case of clauses (a) through (d), these transferees (the “Permitted Transferees”) enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement.
     3. Terms and Exercise of Warrants.
          3.1. Warrant Price. Each Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of the Common Stock stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Warrant Agreement shall mean the price per share at which shares of the Common Stock may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants.
          3.2. Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”), or (ii) the date that is twelve (12) months from the date of the closing of the Offering, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company, or (z) other than with respect to the Private Placement Warrants, the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement. Except with respect to the right to receive the Redemption Price (other than with respect to a Private Placement Warrant) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant in the event of a redemption) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.
     3.3. Exercise of Warrants.
               3.3.1. Payment. Subject to the provisions of the Warrant and this Warrant Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the Registered Holder thereof by surrendering it, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full the Warrant Price for each full share of the Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the shares of the Common Stock and the issuance of such Common Stock, as follows:
     (a) in lawful money of the United States, in good certified check or good bank draft payable to the order of the Warrant Agent;
     (b) in the event of a redemption pursuant to Section 6 hereof in which the Company’s board of directors (the “Board”) has elected to require all holders of the Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of shares of the Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of the Common Stock underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value”, as defined in this subsection 3.3.1(b) by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(b) and Section 6.3, the “Fair Market Value” shall mean the average last sale price of the Common Stock for the last ten (10) days on which a trade occurred prior to the third (3rd) trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants, pursuant to Section 6 hereof;
     (c) with respect to any Private Placement Warrant, so long as such Private Placement Warrant is held by an Initial Warrantholder or its Permitted Transferees, by surrendering the Warrants for that number of shares of the Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of the Common Stock underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value”, as defined in this subsection 3.3.1(c), by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Fair Market Value” shall mean the average last sale price of the Common Stock for the last ten (10) days on which a trade occurred prior to the third (3rd) trading day prior to the date on which notice of exercise of the Warrant is sent to the Warrant Agent; or
     (d) as provided in Section 7.4 hereof.

               3.3.2. Issuance of Shares of Common Stock on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the Registered Holder of such Warrant a certificate or certificates for the number of full shares of the Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any shares of the Common Stock pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares of the Common Stock underlying the Offering Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4. No Warrant shall be exercisable and the Company shall not be obligated to issue shares of the Common Stock upon exercise of a Warrant unless the Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the Registered Holder of the Warrants. In the event that the conditions in the two immediately preceding sentence are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event shall the Company be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Offering Warrants, the purchaser of a Unit containing such Offering Warrant shall have paid the full purchase price for the Unit solely for the shares of the Common Stock underlying such Unit.
               3.3.3. Valid Issuance. All shares of the Common Stock issued or issuable upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.
               3.3.4. Date of Issuance. Each person in whose name any certificate for shares of the Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares of the Common Stock on the date on which the Warrant was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the share transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the share transfer books are open.
               3.3.5. Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the shares of the Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of the Common Stock beneficially owned by such person and its affiliates shall include the number of shares of the Common Stock issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of the Common Stock that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding shares of the

Common Stock, the holder may rely on the number of outstanding shares of the Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, current report on Form 8-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or Continental Stock Transfer & Trust Company (the “Transfer Agent”) setting forth the number of shares of the Common Stock outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of shares of the Common Stock then outstanding. In any case, the number of outstanding shares of the Common Stock shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding shares of the Common Stock was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.
     4. Adjustments
          4.1. Stock Dividends.
               4.1.1. Split-Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding shares of the Common Stock is increased by a stock dividend payable in shares of the Common Stock, or by a split-up of shares of the Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of the Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding shares of the Common Stock. A rights offering to holders of the Common Stock entitling holders to purchase shares of the Common Stock at a price less than the “Fair Market Value” (as defined below) shall be deemed a stock dividend of a number of shares of the Common Stock equal to the product of (i) the number of shares of the Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Common Stock) multiplied by (ii) the quotient of (x) the price per share of the Common Stock paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for the Common Stock, in determining the price payable for the Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average price of the Common Stock as reported on Bloomberg for the ten (10) trading day period ending on the trading day prior to the first date on which the shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
               4.1.2. Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Common Stock on account of such shares of Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, (b) Ordinary Cash Dividends (as defined below), (c) to satisfy the redemption rights of the holders of the Common Stock in connection with a proposed initial Business Combination, (d) as a result of the repurchase of shares of Common Stock by the Company if a proposed initial Business Combination is presented to the stockholders of the Company for approval or (e) in connection with the Company’s liquidation and the distribution of its assets upon its failure to consummate a Business Combination (any such non- excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each share of the Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share of the Common Stock basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of the Common Stock issuable on exercise of each Warrant) does not exceed $0.50 (being 5% of the offering price of the Units in the Company’s Offering).
          4.2. Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding shares of the Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of the Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of the Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.
          4.3. Adjustments in Exercise Price. Whenever the number of shares of the Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of the Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of the Common Stock so purchasable immediately thereafter.
          4.4. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of the Common Stock (other than a change under subsections 4.1.1 or 4.1.2 or Section 4.2 hereof or that solely affects the par value of such shares of the Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of the Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that (i) if the holders of the Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Common Stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Common Stock (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by stockholders of the Company as provided for in the Company’s certificate of incorporation or as a result of the repurchase of shares of Common Stock by the Company if a proposed initial Business Combination is presented to the stockholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of the Common Stock, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided further, however, that if less than 70% of the consideration receivable by the holders of the Common Stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or on the OTC Bulletin Board, or is to be so listed for trading immediately following such event, then the Warrant Price shall be reduced by an amount (in dollars) equal to the quotient of (x) $17.50 (subject to adjustment in accordance with Section 6.1 hereof) minus the Per Share Consideration (as defined below) (but in no event, less than zero), and (y): if the applicable event is announced on or prior to the third anniversary of the closing date of the initial Business Combination, 2; if the applicable event is announced after the third anniversary of the closing date of the initial Business Combination and on or prior to the fourth anniversary of the closing date of the initial Business Combination, 2.5; if the applicable event is announced after the fourth anniversary of the closing date of the initial Business Combination and on or prior to the Expiration Date, 3. “Per Share Consideration” means (i) if the consideration paid to holders of the Common Stock consists exclusively of cash, the amount of such cash per share of the Common Stock, and (ii) in all other cases, the volume weighted average price of the Common Stock as reported on Bloomberg for the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in shares of the Common Stock covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.
          4.5. Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.
          4.6. No Fractional Shares. Notwithstanding any provision contained in this Warrant Agreement to the contrary, the Company shall not issue fractional shares upon exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number, the number of the shares of the Common Stock to be issued to such holder.

          4.7. Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.
          4.8. Other Event. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.
     5. Transfer and Exchange of Warrants.
          5.1. Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.
          5.2. Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend (as in the case of the Private Placement Warrants), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.
          5.3. Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate for a fraction of a warrant.
          5.4. Service Charges: No service charge shall be made for any exchange or registration of transfer of Warrants.
          5.5. Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

          5.6. Transfer of Warrants. Prior to the Detachment Date, the Offering Warrants may be transferred or exchanged only together with the Unit in which such Warrant is included, and only for the purpose of effecting, or in conjunction with, a transfer or exchange of such Unit. Furthermore, each transfer of a Unit on the register relating to such Units shall operate also to transfer the Warrants included in such Unit. Notwithstanding the foregoing, the provisions of this Section 5.6 shall have no effect on any transfer of Warrants on and after the Detachment Date.
     6. Redemption
          6.1. Redemption. Subject to Section 6.4 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the price of $0.01 per Warrant (the “Redemption Price”), provided that the last sale price of the Common Stock as reported on Bloomberg has been at least $17.50 per share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) days on which a trade occurred within the thirty (30) trading-day period ending on the third Business Day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below).
          6.2. Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Warrants, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the period between the date of the notice of redemption and the Redemption Date being the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.
          6.3. Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event that the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1, the notice of redemption shall contain the information necessary to calculate the number of shares of the Common Stock to be received upon exercise of the Warrants, including the “Fair Market Value” (as such term is defined in subsection 3.3.1(b) hereof) in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.
          6.4. Exclusion of Private Placement Warrants. The Company agrees that the redemption rights provided in this Section 6 shall not apply to the Private Placement Warrants if at the time of the redemption such Private Placement Warrants continue to be held by the Initial Warrantholder or its Permitted Transferees. However, once such Private Placement Warrants are transferred (other than to Permitted Transferees under subsection 2.5.1), the Company may redeem the Private Placement Warrants, provided that the criteria for redemption are met, including the opportunity of the holder of such Private Placement Warrants to exercise the Private Placement Warrants prior to redemption pursuant to Section 6.3. Private Placement Warrants that are transferred to persons other than Permitted Transferees shall upon such transfer cease to be Private Placement Warrants and shall become Offering Warrants under this Agreement.

     7. Other Provisions Relating to Rights of Holders of Warrants.
          7.1. No Rights as Stockholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.
          7.2. Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.
          7.3. Reservation of the Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of the Common Stock that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.
          7.4. Registration of the Common Stock. The Company agrees that as soon as practicable, but in no event later than fifteen (15) Business Days after the closing of its initial Business Combination, it shall use its best efforts to file with the Commission a post-effective amendment to the Registration Statement, or a new registration statement, for the registration, under the Securities Act, of the shares of the Common Stock issuable upon exercise of the Warrants, and it shall use its best efforts to take such action as is necessary to qualify for sale, in those states in which the Warrants were initially offered by the Company, the shares of the Common Stock issuable upon exercise of the Warrants. The Company shall use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of this Agreement. If any such post-effective amendment or registration statement has not been declared effective by the sixtieth (60th) Business Day following the closing of the Business Combination, holders of the Warrants shall have the right, during the period beginning on the sixty-first (61st) Business Day after the closing of the Business Combination and ending upon such post-effective amendment or registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Act or another exemption) for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of the Common Stock underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value” (as defined below) by (y) the Fair Market Value. Solely for purposes of this Section 7.4, “Fair Market Value” shall mean the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of cashless exercise is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. The Company shall provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a cashless basis in accordance with this Section 7.4 is not required to be registered under the Securities Act and (ii) the shares of the Common Stock issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act) of the Company and, accordingly, shall not be required to bear a restrictive legend. For the avoidance of any doubt, unless and until all of the Warrants have been exercised on a cashless basis, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this Section 7.4. In addition, the Company agrees to use its best efforts to register the shares of the Common Stock issuable upon exercise of a Warrant under the blue sky laws of the states of residence of the exercising Warrant holder to the extent an exemption is not available.
     8. Concerning the Warrant Agent and Other Matters.
          8.1. Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of the Common Stock upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.
          8.2. Resignation, Consolidation, or Merger of Warrant Agent.
               8.2.1. Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.
               8.2.2. Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Common Stock not later than the effective date of any such appointment.
               8.2.3. Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.
          8.3. Fees and Expenses of Warrant Agent.

               8.3.1. Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.
               8.3.2. Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.
     8.4. Liability of Warrant Agent.
               8.4.1. Reliance on Company Statement. Whenever in the performance of its duties under this Warrant Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the President or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.
               8.4.2. Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct or bad faith.
               8.4.3. Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of the Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any shares of the Common Stock shall, when issued, be valid and fully paid and nonassessable.
     8.5. Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of shares of the Common Stock through the exercise of the Warrants.
     8.6. Waiver. The Warrant Agent has no right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of the date hereof, by and between the Company and the Warrant Agent as trustee thereunder) and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Warrant Agent hereby waives any and all Claims against the Trust Account and any and all rights to seek access to the Trust Account.

     9. Miscellaneous Provisions.
          9.1. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.
          9.2. Notices. Any notice, statement or demand authorized by this Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:
L&L Acquisition Corp
265 Franklin Street
20th Floor
Boston, Massachusetts 02110
Attention: Chief Executive Officer
Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Attention: Compliance Department
          9.3. Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
          9.4. Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.
          9.5. Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

          9.6. Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
          9.7. Effect of Headings. The section headings herein are for convenience only and are not part of this Warrant Agreement and shall not affect the interpretation thereof.
          9.8. Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period and any amendment to the terms of only the Private Placement Warrants, shall require the written consent of the Registered Holders of 65% of the then outstanding Offering Warrants. Further, the Initial Warrantholder shall not vote any Warrants owned or controlled by it in favor of such amendment unless the Registered Holders of 65% of the Offering Warrants vote in favor of such amendment. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.
          9.9. Severability. This Warrant Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Warrant Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Warrant Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
Exhibit A: Form of Warrant Certificate
Exhibit B: Legend-Private Placement Warrants

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

L&L ACQUISITION CORP.
By:	/s/ Patrick J. Landers
	Name:	Patrick J. Landers
	Title:	President

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:	/s/ Leslie Deluca
	Name:	Leslie A. Deluca
	Title:	Vice President

EXHIBIT A
[Form of Warrant Certificate]
[FACE]
Number
Warrants
(THIS WARRANT WILL BE VOID IF NOT EXERCISED PRIOR TO 5:00 P.M.
NEW YORK CITY TIME, FIVE YEARS FROM THE DATE OF CONSUMMATION OF THE COMPANY’S
INITIAL BUSINESS COMBINATION)
L&L ACQUISITION CORP.
CUSIP [_________]
WARRANT
THIS WARRANT CERTIFIES THAT, for value received
or registered agents, is the registered holder of a Warrant or Warrants expiring on a date which is five years from the date of the Company’s consummation of its initial business combination or, if the registered holder is Morgan Joseph LLC or EarlyBirdCapital, Inc., expiring five (5) years from the effective date of the Company’s registration statement on Form S-1, No. 333-168949 (the “Warrant”) to purchase one fully paid and non-assessable share of Common Stock, par value $.0001 per share (the “Shares”), of L&L ACQUISITION CORP., a Delaware corporation (the “Company”), for each Warrant evidenced by this Warrant Certificate.
The Warrant entitles the holder thereof to purchase from the Company, commencing on the later of (i) thirty (30) days after the Company’s completion of a business combination through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business combination or (ii) [ ], 2011 [INSERT DATE THAT IS TWELVE MONTHS FROM THE DATE OF THE FINAL PROSPECTUS RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING], such number of Shares at the price of $11.50 per share (the “Warrant Price”), upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of the Warrant Agent, Continental Stock Transfer & Trust Company (such payment to be made by check made payable to the Warrant Agent), but only subject to the conditions set forth herein and in the Warrant Agreement between the Company and Continental Stock Transfer & Trust Company. In no event shall the registered holder(s) of this Warrant be entitled to receive a net-cash settlement, Shares or other consideration in lieu of physical settlement in Shares of the Company. The Warrant Agreement provides that, upon the occurrence of certain events, the Warrant Price and the number of Warrant Shares purchasable hereunder, set forth on the face hereof, may be adjusted, subject to certain conditions. The term “Warrant Price” as used in this Warrant Certificate refers to the price per Share at which Shares may be purchased at the time the Warrant is exercised.
This Warrant will expire on the date first above written if it is not exercised prior to such date by the registered holder pursuant to the terms of the Warrant Agreement or if it is not redeemed by the Company prior to such date.

No fraction of a Share will be issued upon any exercise of a Warrant. If, upon exercise of a Warrant, a holder would be entitled to receive a fractional interest in a Share, the Company will, upon exercise, round up to the nearest whole number the number of Shares to be issued to the warrant holder.
Upon any exercise of the Warrant for less than the total number of full Shares provided for herein, there shall be issued to the registered holder(s) hereof or its assignee(s) a new Warrant Certificate covering the number of Shares for which the Warrant has not been exercised.
Warrant Certificates, when surrendered at the office or agency of the Warrant Agent by the registered holder(s) hereof in person or by attorney duly authorized in writing, may be exchanged in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants.
Upon due presentment for registration of transfer of the Warrant Certificate at the office or agency of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any applicable tax or other governmental charge.
The Company and the Warrant Agent may deem and treat the registered holder(s) as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone) for the purpose of any exercise hereof, of any distribution to the registered holder(s), and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.
This Warrant does not entitle the registered holder(s) to any of the rights of a stockholder of the Company.
The Company reserves the right to call the Warrant at any time prior to its exercise, with a notice of call in writing to the holder(s) of record of the Warrant, giving 30 days’ notice of such call at any time after the Warrant becomes exercisable if the last sale price of the Shares has been at least $17.50 per share on each of 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of such call is given. The call price of the Warrants is to be $.01 per Warrant. Any Warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of call shall be canceled on the books of the Company and have no further value except for the $.01 call price.
COUNTERSIGNED:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
WARRANT AGENT
BY:
AUTHORIZED OFFICER
DATED:
(Signature)
CHIEF EXECUTIVE OFFICER
(Seal)
(Signature)
SECRETARY

[REVERSE OF CERTIFICATE]
SUBSCRIPTION FORM
To Be Executed by the Registered Holder(s) in Order to Exercise Warrants
The undersigned Registered Holder(s) irrevocably elect(s) to exercise _________ Warrants represented by this Warrant Certificate, and to purchase the shares of Common Stock issuable upon the exercise of such Warrants, and requests that Certificates for such shares shall be issued in the name(s) of

(PLEASE TYPE OR PRINT NAME(S) AND ADDRESS)

(SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER(S))

and be delivered to

(PLEASE PRINT OR TYPE NAME(S) AND ADDRESS)

and, if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder(s) at the address(es) stated below:

Dated:

(SIGNATURE(S))

(ADDRESS(ES))

(TAX IDENTIFICATION NUMBER(S))
ASSIGNMENT
To Be Executed by the Registered Holder in Order to Assign Warrants
For Value Received,_____________________hereby sell(s), assign(s), and transfer(s) unto

(PLEASE TYPE OR PRINT NAME(S) AND ADDRESS(ES))

(SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER(S))

and be delivered to

(PLEASE PRINT OR TYPE NAME(S) AND ADDRESS(ES))
of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitute and appoint________________________________Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.
Dated:

(SIGNATURE(S))
Notice: The signature(s) to this assignment must correspond with the name(s) as written upon the face of the certificate in every particular, without alteration or enlargement or any change whatever.
Signature(s) Guaranteed:
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15).
THE SIGNATURE(S) TO THE ASSIGNMENT OF THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME(S) WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR CHICAGO STOCK EXCHANGE.

EXHIBIT B
LEGEND
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR TRANSFERRED PRIOR TO THE DATE THAT IS THIRTY (30) DAYS AFTER THE DATE UPON WHICH L&L ACQUISITION CORP. (THE “COMPANY”) COMPLETES ITS INITIAL BUSINESS COMBINATION (AS DEFINED IN SECTION 3 OF THE WARRANT AGREEMENT REFERRED TO HEREIN) EXCEPT TO A PERMITTED TRANSFEREE (AS DEFINED IN SECTION 2 OF THE WARRANT AGREEMENT) WHO AGREES IN WRITING WITH THE COMPANY TO BE SUBJECT TO SUCH TRANSFER PROVISIONS.
SECURITIES EVIDENCED BY THIS CERTIFICATE AND SHARES OF THE COMMON STOCK OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES SHALL BE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION RIGHTS AGREEMENT TO BE EXECUTED BY THE COMPANY.

No.	Warrants

Signature Page to Warrant Agreement

Exhibit 3
WARRANT SUBSCRIPTION AGREEMENT
     WARRANT SUBSCRIPTION AGREEMENT (this “Agreement”) is made as of this 23rd day of November, 2010 by and among L&L Acquisition Corp., a Delaware corporation (the “Company”), having its principal place of business at 265 Franklin Street, 20th Floor, Boston, Massachusetts 02110 and each of the individuals and entities whose names are set forth on the signature pages hereto under “Subscribers” (the “Subscribers” and each, a “Subscriber”).
     WHEREAS, the Company desires to sell on a private placement basis (the “Offering”) an aggregate of 3,040,000 warrants (the “Warrants”) of the Company for a purchase price of $0.75 per Warrant. Each Warrant is exercisable to purchase one share of Common Stock at an exercise price of $11.50 per share during the period commencing on the later of: (i) one year from the date of the prospectus relating to the Company’s IPO (as defined below) and (ii) 30 days following the consummation of a Business Combination (as defined in Section 5 below) and expiring on the fifth anniversary of the consummation of a Business Combination;
     WHEREAS, Subscribers wish to purchase the Warrants and the Company wishes to accept such subscriptions.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Subscribers hereby agree as follows
     1. Agreement to Subscribe
     1.1. Purchase and Issuance of the Warrants. Upon the terms and subject to the conditions of this Agreement, the Subscribers hereby agree to purchase from the Company, and the Company hereby agrees to sell to the Subscribers, on the Closing Date (as hereinafter defined), the Warrants for an aggregate purchase price of $2,280,000 (the “Purchase Price”) in such amounts as are indicated next to each Subscriber’s name on Exhibit A attached hereto.
     1.2. Delivery of the Purchase Price. Upon execution of this Agreement, the Subscribers are hereby bound to fulfill their obligations hereunder and hereby irrevocably commit to deliver into a trust account at a financial institution to be chosen by the Company, maintained by Continental Stock Transfer & Trust Company, acting as Trustee, on the date of Closing (as hereinafter defined), the Purchase Price in immediately available funds by certified bank check, wire transfer or such other form of payment as shall be acceptable to the Trustee, in its sole and absolute discretion, at the Closing.
     1.3. Closing. The closing (the “Closing”) of the Offering, shall take place at the offices of the Company, on or prior to the closing date of the Company’s initial public offering (“IPO”) of 4,000,000 units of Common Stock and Warrants (the “Closing Date”).
     1.4. Warrant Agreement. Each Warrant shall have the terms set forth in the Warrant Agreement to be entered into by the Company and a warrant agent, in connection with the IPO (the “Warrant Agreement”).
     2. Representations and Warranties of the Subscribers
     Each Subscriber represents and warrants to the Company solely as to such Subscriber that:
     2.1. No Government Recommendation or Approval. Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Company or the Offering of the Warrants or the shares of common stock of the Company underlying the Warrants (the “Warrant Shares” and, collectively with the Warrants, the “Securities”) or the fairness or suitability of the investment in the Securities by the Subscribers nor have such authorities passed upon or endorsed the merits of the Offering.

     2.2. Regulation D Offering. Subscriber represents that it is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) and acknowledges the sale contemplated hereby is being made in reliance on a private placement exemption to “Accredited Investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under state law.
     2.3. Intent. Subscriber is acquiring the Warrants and, upon exercise of the Warrants, the Warrant Shares, solely for investment purposes, for its own account and not for the account or benefit of any U.S. Person, and not with a view towards the distribution thereof and Subscriber has no present arrangement to sell the Securities to or through any person or entity. Subscriber shall not engage in hedging transactions with regard to the Warrants and the underlying securities unless in compliance with the Securities Act.
     2.4. Restrictions on Transfer. Subscriber acknowledges and understands the Warrants are being offered in a transaction not involving a public offering in the United States within the meaning of the Securities Act. The Securities have not been registered under the Securities Act or any state securities law, and, if in the future Subscriber decides to offer, resell, pledge or otherwise transfer the Securities, such Securities may be offered, resold, pledged or otherwise transferred only (A) pursuant to an effective registration statement filed under the Securities Act or (B) pursuant to an exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of any state or any other jurisdiction. Subscriber agrees that if any transfer of its Securities or any interest therein is proposed to be made, as a condition precedent to any such transfer, Subscriber may be required to deliver to the Company an opinion of counsel satisfactory to the Company. Absent registration or an available exemption from registration, Subscriber agrees it will not resell the Securities. Subscriber further acknowledges that the Securities Exchange Commission (“SEC”) has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a Business Combination, are deemed to be “underwriters” under the Securities Act when reselling the securities of a blank check company. Based on that position, Rule 144 adopted pursuant to the Securities Act would not be available for resale transactions of the Securities despite technical compliance with the requirements of such Rule, and the Securities can be resold only through a registered offering or in reliance upon another exemption from the registration requirements of the Securities Act.
     2.5. Sophisticated Investor.
     (i) Subscriber is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Warrants.
     (ii) Subscriber is aware that an investment in the Warrants is highly speculative and subject to substantial risks because, among other things, none of the Securities have been registered under the Securities Act and therefore cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Subscriber is able to bear the economic risk of its investment in the Securities for an indefinite period of time.
     2.6. Independent Investigation. Subscriber, in making the decision to purchase the Warrants, has relied upon an independent investigation of the Company and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from the Company, its officers, directors or employees or any other representatives or agents of the Company, other than as set forth in this Agreement. Subscriber is familiar with the business, operations and financial condition of the Company and has had an opportunity to ask questions of, and receive answers from the Company’s officers and directors concerning the Company and the terms and conditions of the offering of the Warrants and has had full access to such other information concerning the Company as Subscriber has requested. Subscriber confirms that all documents that it has requested have been made available and that Subscriber has been supplied with all of the additional information concerning this investment which it has requested.
     2.7 Organization and Authority. Each Subscriber possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement.

     2.8. Authority. This Agreement has been validly authorized, executed and delivered by Subscriber and is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally.
     2.9. No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Subscriber of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) if the Subscriber is a corporation, limited liability company, partnership or other legal entity, such Subscriber’s origination documents, (ii) any agreement, indenture or instrument to which the Subscriber is a party or (iii) any law, statute, rule or regulation to which Subscriber is subject, or any agreement, order, judgment or decree to which Subscriber is subject.
     2.10. No Legal Advice from Company. Subscriber acknowledges it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement and the other agreements entered into between the parties hereto with Subscriber’s own legal counsel and investment and tax advisors. Except for any statements or representations of the Company made in this Agreement and the other agreements entered into between the parties hereto, Subscriber is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.
     2.11. Reliance on Representations and Warranties. Subscriber understands the Warrants are being offered and sold to it in reliance on specific exemptions from the registration requirements under the Securities Act, and analogous provisions in the laws and regulations of various states, and that the Company is relying upon the truth and accuracy of, and such Subscriber’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Subscriber set forth in this Agreement in order to determine the applicability of such provisions.
     2.12. No Advertisements. Subscriber is not subscribing for the Warrants as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting.
     2.13. Legend. Subscriber acknowledges and agrees the certificates evidencing the Warrants and the Warrant Shares shall bear a restrictive legend (the “Legend”), in form and substance as set forth in Section 4 hereof, prohibiting the offer, sale, pledge or transfer of the securities, except (i) pursuant to an effective registration statement covering these securities under the Securities Act or (ii) pursuant to an exemption from the registration requirements under the Securities Act and such laws which, in the opinion of counsel for this Company, is available.
     3. Representations and Warranties of the Company
     The Company represents and warrants to the Subscribers that:
     3.1. Valid Issuance of Capital Stock. The total number of shares of all classes of capital stock which the Company has authority to issue is 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of the date hereof, the Company has 1,437,500 shares of Common Stock issued and outstanding (of which 187,500 shares are subject to forfeiture as described in the registration statement related to the Company’s IPO) and no shares of Preferred Stock issued and outstanding. All of the issued shares of capital stock of the Company have been duly authorized, validly issued, and are fully paid and non-assessable.
     3.2 Title to Warrants. Upon issuance in accordance with, and payment pursuant to, the terms hereof and the Warrant Agreement, as the case may be, each of the Warrants and the Warrant Shares will be duly and validly issued, fully paid and non-assessable. Upon issuance in accordance with, and payment pursuant to, the terms hereof and the Warrant Agreement, as the case may be, Subscriber will have or receive good title to the Warrants, free and clear of all liens, claims and encumbrances of any kind, other than (i) transfer restrictions hereunder and under the other agreements contemplated hereby and (ii) transfer restrictions under federal and state securities laws.

     3.2. Organization and Qualification. The Company is a corporation duly incorporated and existing in good standing under the laws of the state of Delaware and has the requisite corporate power to own its properties and assets and to carry on its business as now being conducted.
     3.3. Authorization; Enforcement. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to issue the Warrants and upon exercise thereof, the Warrant Shares in accordance with the terms hereof, (ii) the execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required, and (iii) this Agreement constitutes valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by equitable principles of general application and except as enforcement of rights to indemnity and contribution may be limited by federal and state securities laws or principles of public policy.
     3.4. No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby do not (i) result in a violation of the Company’s Certificate of Incorporation or Bylaws, (ii) conflict with, or constitute a default under any agreement, indenture or instrument to which the Company is a party or (iii) any law statute, rule or regulation to which the Company is subject or any agreement, order, judgment or decree to which the Company is subject. Other than any SEC or state securities filings which may be required to be made by the Company subsequent to the Closing, and any registration statement which may be filed pursuant thereto, the Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or self-regulatory entity in order for it to perform any of its obligations under this Agreement or issue the Warrants or the Warrant Shares issuable upon exercise thereof in accordance with the terms hereof.
     4. Legends
     4.1. Legend. The Company will issue the Warrants, and when issued, the Warrant Shares, purchased by each Subscriber in its respective name. The Securities will bear the following Legend and appropriate “stop transfer” instructions:
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL FOR THIS CORPORATION, IS AVAILABLE.”
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN A SECURITIES ESCROW AGREEMENT (THE “AGREEMENT”) AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED DURING THE TERM OF THE ESCROW PERIOD (AS DEFINED IN THE AGREEMENT).”
     4.2. Subscribers’ Compliance. Nothing in this Section 4 shall affect in any way each Subscriber’s obligations and agreements to comply with all applicable securities laws upon resale of the Securities.
     4.3. Company’s Refusal to Register Transfer of the Securities. The Company shall refuse to register any transfer of the Securities, if in the sole judgment of the Company such purported transfer would not be made (i) pursuant to an effective registration statement filed under the Securities Act, or (ii) pursuant to an available exemption from the registration requirements of the Securities Act.

     4.4 Registration Rights. Subscribers will be entitled to certain registration rights which will be governed by a registration rights agreement (“Registration Rights Agreement”) to be entered into with the Company on or prior to the consummation of the IPO.
     5. Escrow. Upon consummation of the IPO, the holders of the Warrants shall enter into a securities escrow agreement (the “Escrow Agreement”) with Continental Stock Transfer & Trust Company, whereby the Warrants shall be held in escrow until 30 days following consummation of a Business Combination (as defined therein) subject to certain restrictions as set forth in the Escrow Agreement.
     6. Securities Laws Restrictions. In addition to the restrictions contained in the Escrow Agreement, each Subscriber agrees not to sell, transfer, pledge, hypothecate or otherwise dispose of all or any part of the Securities unless, prior thereto (a) a registration statement on the appropriate form under the Securities Act and applicable state securities laws with respect to the Securities proposed to be transferred shall then be effective or (b) the Company shall have received an opinion from counsel reasonably satisfactory to the Company, that such registration is not required because such transaction complies with the Securities Act and the rules promulgated by the SEC thereunder and with all applicable state securities laws.
     7. Waiver of Liquidation Distributions. In connection with the Securities purchased pursuant to this Agreement, and with respect to any Common Stock purchased by any Subscriber prior to the private placement, such Subscriber hereby waives any and all right, title, interest or claim of any kind in or to any distributions of the trust account, whether in connection with (i) the exercise of redemption rights if the Company consummates a Business Combination or (ii) upon the Company’s redemption of shares of Common Stock sold in the Company’s IPO upon the Company’s failure to timely complete a Business Combination. For purposes of clarity, in the event Subscriber purchases shares of Common Stock in the IPO or in the aftermarket, any additional shares so purchased shall be eligible to receive the redemption value of such shares of Common Stock upon the same terms offered to all other purchasers of Common Stock in the IPO. In no event will a Subscriber have the right to exercise any Warrants prior to the later of: (i) one year from the date of the prospectus relating to the Company’s IPO and (ii) 30 days following the consummation of a Business Combination.
     8. Forfeiture of Warrants.
     8.1. Failure to Consummate Business Combination. The Warrants shall be forfeited to the Company upon the dissolution of the Company in the event that the Company does not consummate a Business Combination within 18 months from the consummation of the IPO.
     8.2. Termination of Rights as Holder; Escrow. If the Warrants are forfeited in accordance with this Section 8, then after such time the Subscribers (or successor in interest), shall no longer have any rights as a holder of such Warrants, and the Company shall take such action as is appropriate to cancel such Warrants. To effectuate the foregoing, all certificates representing the Warrants shall be held in escrow as provided in Section 5 hereof. In addition, each Subscriber hereby irrevocably grants the Company a limited power of attorney for the purpose of effectuating the foregoing and agrees to take any and all measures reasonably requested by the Company necessary to effect the foregoing.
     9. Rescission Right Waiver and Indemnification.
     9.1. Each Subscriber understands and acknowledges an exemption from the registration requirements of the Securities Act requires there be no general solicitation of purchasers of the Warrants. In this regard, if the IPO were deemed to be a general solicitation with respect to the Warrants, the offer and sale of such Warrants may not be exempt from registration and, if not, each Subscriber may have a right to rescind its purchase of the Warrants. In order to facilitate the completion of the Offering and in order to protect the Company, its stockholders and the trust account from claims that may adversely affect the Company or the interests of its stockholders, each Subscriber hereby agrees to waive, to the maximum extent permitted by applicable law, any claims, right to sue or rights in law or arbitration, as the case may be, to seek rescission of its purchase of the Warrants. Each Subscriber acknowledges and agrees this waiver is being made in order to induce the Company to sell the Warrants to such Subscriber. Each Subscriber agrees the foregoing waiver of rescission rights shall apply to any and all known or unknown actions, causes of action, suits, claims or proceedings (collectively, “Claims”) and related losses, costs, penalties, fees, liabilities and damages, whether compensatory, consequential or exemplary, and expenses in connection therewith, including reasonable attorneys’ and expert witness fees and disbursements and all other expenses reasonably incurred in investigating, preparing or defending against any Claims, whether pending or threatened, in connection with any present or future actual or asserted right to rescind the purchase of the Warrants hereunder or relating to the purchase of the Warrants and the transactions contemplated hereby.
     9.2. Each Subscriber agrees not to seek recourse against the trust account for any reason whatsoever in connection with its purchase of the Warrants or any Claim that may arise now or in the future.
     9.3. Each Subscriber agrees that to the extent any waiver of rights under this Section 9 is ineffective as a matter of law, each Subscriber has offered such waiver for the benefit of the Company as an equitable right that shall survive any statutory disqualification or bar that applies to a legal right. Each Subscriber acknowledges the receipt and sufficiency of consideration received from the Company hereunder in this regard.
     10. Terms of the Warrant
     The Warrants are substantially identical to the warrants included in the units offered in the IPO as set forth in the Warrant Agreement to be entered into with Continental Stock Transfer and Trust Company on or prior to the closing of the IPO, except: (i) they will be placed in escrow and not released before, except in limited circumstances, 30 days following the consummation of a Business Combination, (ii) they are being purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to the Registration Rights Agreement to be signed on or before the date of the prospectus relating to the Company’s IPO, and (iii) if held by the original holders or their permitted assigns, (a) they will be non-redeemable (b) they will be exercisable on a “cashless” basis and (c) with respect to the Warrants being purchased by the underwriters of the IPO, they will expire five years from the effective date of the registration statement for the units sold in the IPO.
     11. Governing Law; Jurisdiction; Waiver of Jury Trial
     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for agreements made and to be wholly performed within such state. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.
     12. Assignment; Entire Agreement; Amendment
     12.1. Assignment. Neither this Agreement nor any rights hereunder may be assigned by any party to any other person other than by a Subscriber to a person agreeing to be bound by the terms hereof.
     12.2. Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.
     12.3. Amendment. Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.
     12.4. Binding upon Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.
     13. Notices; Indemnity
     13.1 Notices. Unless otherwise provided herein, any notice or other communication to a party hereunder shall be sufficiently given if in writing and personally delivered or sent by facsimile or other electronic transmission with copy sent in another manner herein provided or sent by courier (which for all purposes of this Agreement shall include Federal Express or other recognized overnight courier) or mailed to said party by certified mail, return receipt requested, at its address provided for herein or such other address as either may designate for itself in such notice to the other. Communications shall be deemed to have been received when delivered personally, on the scheduled arrival date when sent by next day or 2nd-day courier service, or if sent by facsimile upon receipt of confirmation of transmittal or, if sent by mail, then three days after deposit in the mail. If given by electronic transmission, such notice shall be deemed to be delivered (a) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (b) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice; and (c) if by any other form of electronic transmission, when directed to the stockholder.
     13.2 Indemnification. Each of the Subscribers and the Company agree to indemnify each other against any loss, cost or damages (including reasonable attorney’s fees and expenses) incurred as a result of such party’s breach of any representation, warranty, covenant or agreement in this Agreement.
     14. Counterparts
     This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.
     15. Survival; Severability
     15.1. Survival. The representations, warranties, covenants and agreements of the parties hereto shall survive the Closing.
     15.2. Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.
     16. Headings.
     The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
[remainder of page intentionally left blank]

This subscription is accepted by the Company on the 23rd day of November, 2010.

L&L ACQUISITION CORP.
By:	/s/ John L. Shermyen
	Name:	John L. Shermyen
	Title:	Chief Executive Officer

SUBSCRIBERS:
/s/ John L. Shermyen
John L. Shermyen

LLM STRUCTURED EQUITY FUND L.P. By: LLM Advisors L.P., its General Partner By: LLM Advisors LLC, its General Partner By: LLM Capital Partners LLC, its Manager
By:	/s/ Frederick S. Moseley
	Name:	Frederick S. Moseley, IV
	Title:	Managing Director

LLM INVESTORS L.P. By: LLM Advisors L.P., its General Partner By: LLM Advisors LLC, its General Partner By: LLM Capital Partners LLC, its Manager
By:	/s/ Frederick S. Moseley
	Name:	Frederick S. Moseley, IV
	Title:	Managing Director

/s/ E. David Hetz
E. David Hetz

[signatures continue on following page]

/s/ Mitchell Eisenberg
Mitchell Eisenberg

MORGAN JOSEPH LLC
By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director

EARLYBIRDCAPITAL, INC.
By:	/s/ M. Michael Powen
	Name:	M. Michael Powen
	Title:	Managing Director

Exhibit 4
November 23, 2010
L&L Acquisition Corp.
265 Franklin Street
20th Floor
Boston, Massachusetts 02110
Morgan Joseph LLC
600 Fifth Avenue
19th Floor
New York, New York 10022
Re:	Initial Public Offering
Gentlemen:
     This letter (“Letter Agreement”) is being delivered to you in accordance with the Underwriting Agreement (the “Underwriting Agreement”) entered into by and between L&L Acquisition Corp., a Delaware corporation (the “Company”) and Morgan Joseph LLC, as representative of the several underwriters (the “Underwriters”), relating to an underwritten initial public offering (the “Offering”), of 4,000,000 of the Company’s units (the “Units”), each comprised of one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and one warrant exercisable for one share of the Common Stock (each, a “Warrant”). The Units sold in the Offering shall be quoted and traded on the Over-the-Counter Bulletin Board pursuant to a registration statement on Form S-1 and prospectus (the “Prospectus”) filed by the Company with the Securities and Exchange Commission (the “Commission”). Certain capitalized terms used herein are defined in paragraph 10 hereof.
     In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, LLM Structured Equity Fund L.P. (an “Initial Stockholder”) hereby agrees with the Company as follows:
     1. The undersigned agrees that if the Company seeks stockholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it (i) shall vote all Initial Shares owned by it in accordance with the majority of the votes cast by the Public Stockholders and (ii) shall vote any shares acquired by it in the Offering or the secondary public market in favor of such proposed Business Combination.
     2. The undersigned hereby agrees that (a) in the event that the Company fails to consummate a Business Combination (as defined in the Underwriting Agreement) within 18 months from the closing of the Offering, the undersigned shall take all reasonable steps to cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, redeem 100% of the shares of the Common Stock sold in the Offering (the “Offering Shares”) for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (including interest), less franchise and income taxes payable, which redemption will completely extinguish the rights of the holders of Offering Shares (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the Trust Account which is received after the redemption of the Offering Shares be distributed to the former holders of record of such Offering Shares as of the date of redemption, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate the balance of the Company’s net assets to the remaining Public Stockholders, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law;
          (b) it will take all reasonable action within its power, in the event the Company conducts the redemption of its Offering Shares pursuant to a tender offer, to cause the Company or its affiliates or any dealer-manager or its affiliates, or any advisors to the Company or any dealer-manager, (i) not to purchase or arrange to purchase shares outside the tender offer while such tender offer is open or (ii) enter into any agreement, understanding or arrangement with any other person in connection with their purchase or arrangement to purchase shares outside the tender offer, when such tender offer is open; and
          (c) in the event the Company seeks to amend the Warrants (as defined the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, as Warrant Agent) in a manner that requires the written consent of the registered holders of 65% of the then outstanding Warrants under the Warrant Agreement, the undersigned will not vote any Warrants owned or controlled by the undersigned in favor of such amendment unless the registered holders of 65% of the Offering Warrants (as defined in the Warrant Agreement) vote in favor of such amendment.
     3. The undersigned acknowledges that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Company as a result of any liquidation of the Company with respect to the Initial Shares. The undersigned hereby further waives, with respect to any shares of the Common Stock beneficially held by it, the right to seek appraisal rights with respect to such shares and any redemption rights it may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination or in the context of a tender offer made by the Company to purchase shares of the Common Stock (although the undersigned shall be entitled to redemption and liquidation rights with respect to any shares of the Common Stock (other than the Initial Shares) it holds if the Company fails to consummate a Business Combination within 18 months from the date of the closing of the Offering).
     4. In the event of the liquidation of the Trust Account, the undersigned agrees to indemnify and hold harmless the Company against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Company may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Company or (ii) a prospective target business with which the Company has entered into an acquisition agreement with (a “Target”); provided, however, that such indemnification of the Company by the undersigned shall apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to the Company or a Target do not reduce the amount of funds in the Trust Account to below $10.10 per Offering Share (or approximately $10.05 per

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Offering Share if the Underwriters’ over-allotment option, as described in the Prospectus, is exercised in full, or such pro rata amount in between $10.10 and $10.05 per Offering Share that corresponds to the portion of the over-allotment option that is exercised), and provided, further, that only if such third party or Target has not executed an agreement waiving claims against and all rights to seek access to the Trust Account whether or not such agreement is enforceable. In the event that any such executed waiver is deemed to be unenforceable against such third party, the undersigned shall not be responsible for any liability as a result of any such third party claims. Notwithstanding any of the foregoing, such indemnification of the Company by the undersigned shall not apply as to any claims under the Company’s obligation to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The undersigned shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Company if, within 15 days following written receipt of notice of the claim to the undersigned, the undersigned notifies the Company in writing that it shall undertake such defense.
     5. (a) On the date of the Prospectus (the “Effective Date”), the undersigned will escrow the Initial Shares beneficially held by it pursuant to the terms of a Securities Escrow Agreement which the Company will enter into with the undersigned and Continental Stock Transfer & Trust Company (the “Securities Escrow Agreement”). To the extent that the Underwriters do not exercise their over-allotment option to purchase an additional 600,000 shares of the Common Stock (as described in the Prospectus), the undersigned agrees that it shall return to the Company for cancellation, at no cost, the number of Initial Shares held by it determined by multiplying 82,905 by a fraction, (i) the numerator of which is 600,000 minus the number of shares of the Common Stock purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 600,000. The undersigned further agrees that to the extent that (a) the size of the Offering is increased or decreased and (b) the undersigned has either purchased or sold shares of the Common Stock or an adjustment to the number of Initial Shares has been effected by way of a stock split, stock dividend, reverse stock split, contribution back to capital or otherwise, in each case in connection with such increase or decrease in the size of the Offering, then (i) the references to 600,000 in the numerator and denominator of the formula in the immediately preceding sentence shall be changed to a number equal to 15% of the number of shares included in the Units issued in the Offering and (ii) the reference to 82,905 in the formula set forth in the immediately preceding sentence shall be adjusted to such number of shares of the Common Stock that the undersigned would have to return to the Company in order to hold 8.84% of the Company’s issued and outstanding shares after the Offering (assuming the Underwriters do not exercise their over-allotment option).
          (b) In addition, 307,055 of the Initial Shares (the “Second Tranche Shares”) held by the undersigned, shall be returned to the Company for cancellation, at no cost, in the event that, within five years following the closing of the Company’s initial Business Combination, either (a) the last sales price of the Company’s stock does not equal or exceed $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or (b) a transaction is not consummated following the Company’s initial Business Combination in which all stockholders have the right to exchange their shares of Common Stock for cash consideration which equals or exceeds $18.00 per share. The undersigned hereby agrees and acknowledges that he will have

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no ability to vote any of the Second Tranche Shares and hereby waives any right to vote such Second Tranche Shares until such time, if ever, that such shares are released from escrow.
     6. (a) The undersigned agrees and acknowledges that the Initial Shares beneficially owned by it shall be held in escrow for the period commencing on the Effective Date and ending: with respect to (a) an aggregate of 282,491 of the Initial Shares (or 245,645 if the underwriters’ over-allotment option is not exercised in full) (the “First Tranche Shares”), one year following the completion of the Company’s initial Business Combination (the “First Tranche Lock-Up Period”) and (b) 353,114 of the Initial Shares (or 307,055 if the underwriters’ over-allotment option is not exercised in full), such date within five years subsequent to the completion of the Company’s initial Business Combination, if ever, that (i) the last sales price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or (ii) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction, which results in all of the Company’s stockholders having the right to exchange their shares of the Common Stock for cash consideration that equals or exceeds $18.00 per share (the “Second Tranche Lock-Up Period”). Until the expiration of the First Tranche Lock-Up Period and the Second Tranche Lock-Up Period, as the case may be, the undersigned shall not, except as described in the Prospectus, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, with respect to the First Tranche Shares and the Second Tranche Shares, as applicable, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the First Tranche Shares or the Second Tranche Shares, as applicable, whether any such transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).
          (b) The undersigned will escrow any Private Placement Warrants purchased in a private placement simultaneous with or immediately prior to the Offering until the 30th day after the date of the completion of the initial Business Combination, subject to the terms of the Securities Escrow Agreement. Until 30 days after the completion of the Company’s initial Business Combination (“Private Placement Warrant Lock-Up Period”), the undersigned shall not, except as described in the Prospectus, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to the Private Placement Warrants and the respective Common Stock underlying the Private Placement Warrants, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Private Placement Warrants and the respective Common Stock underlying the Private Placement Warrants, whether any such transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

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          (c) Notwithstanding the provisions of paragraphs 6(a) and 6(b) herein, the undersigned may transfer the First Tranche Shares, the Second Tranche Shares and/or Private Placement Warrants and the respective Common Stock underlying the Private Placement Warrants (i) to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors or any affiliate of the undersigned or to any limited partner(s) of the undersigned; (ii) in the case of an Initial Stockholder who is a natural person, by gift to a member of the undersigned’s immediate family or to a trust, the beneficiary of which is a member of the undersigned’s immediate family, an affiliate of the undersigned or to a charitable organization; (iii) in the case of an Initial Stockholder who is a natural person, by virtue of the laws of descent and distribution upon death of the undersigned; (iv) in the case of an Initial Stockholder who is a natural person, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the state of Delaware or the undersigned’s limited partnership agreement upon dissolution of the undersigned; (vi) in the event of the Company’s liquidation prior to the completion of the Company’s initial Business Combination; or (vii) in the event that the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of the Common Stock for cash, securities or other property subsequent to the consummation of the Company’s initial Business Combination; provided, however, that, in the case of clauses (i) through (iv), these permitted transferees enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in paragraphs 6(a) and 6(b) herein, as the case may be.
          (d) Further, the undersigned agrees that after the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, as applicable, has elapsed, the Initial Shares and the Private Placement Warrants and the respective Common Stock underlying such Warrants, shall only be transferable or saleable pursuant to a sale registered under the Securities Act or pursuant to an available exemption from registration under the Securities Act. The Company and the undersigned each acknowledge that pursuant to that certain registration rights agreement to be entered into between the Company and the parties thereto, the parties thereto may request that a registration statement relating to the Initial Shares, and the Private Placement Warrants and/or the shares of the Common Stock underlying the Private Placement Warrants be filed with the Commission prior to the end of the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, as the case may be; provided, however, that such registration statement does not become effective prior to the end of the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, as applicable.
          (e) Each of the undersigned and the Company understands and agrees that the transfer restrictions set forth in this paragraph 6 shall supersede any and all transfer restrictions relating to (i) the Initial Shares set forth in that certain Securities Purchase Agreement, effective as of July 26, 2010, by and between the Company and the undersigned, and (ii) the Private Placement Warrants set forth in that certain Private Placement Warrants Purchase Agreement, effective as of November 23, 2010, by and between the Company and the undersigned.
     7. Except as disclosed in the Prospectus, neither the undersigned nor any affiliate of the undersigned shall receive any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services

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rendered in order to effectuate the consummation of the Company’s initial Business Combination (regardless of the type of transaction that it is), other than the following:
          (a) repayment of an aggregate loan of $37,500 made to the Company by each of John L. Shermyen and LLM Structured Equity Fund L.P. pursuant to a Promissory Note dated July 29, 2010;
          (b) payment of an aggregate of $7,500 per month to LLM Capital Partners LLC, for office space, secretarial and administrative services, pursuant to a Letter Agreement for Administrative Services dated August 17, 2010;
          (c) reimbursement for any out-of-pocket expenses related to finding, identifying, investigating and completing an initial Business Combination, so long as no proceeds of the Offering held in the Trust Account may be applied to the payment of such expenses prior to the consummation of a Business Combination; and
          (d) repayment of loans, if any, and on such terms as to be determined by the Company from time to time, to finance transaction costs in connection with an intended initial Business Combination, provided, that, if the Company does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by the Company to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment.
     8. The undersigned has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement.
     9. The undersigned acknowledges and agrees that the Company will not consummate any Business Combination that involves a company which is affiliated with the undersigned unless the Company obtains an opinion from an independent investment banking firm which is a member of FINRA that the Business Combination is fair to the Company’s stockholders from a financial point of view.
     10. As used herein, (i) “Business Combination” shall mean a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses; (ii) “Initial Shares” shall mean the 635,605 shares of the Common Stock of the Company acquired by the undersigned for an aggregate purchase price of $11,054.00, or approximately $0.0174 per share , prior to the consummation of the Offering; (iii) “Private Placement Warrants” shall mean the Warrants to purchase up to 1,539,622 shares of the Common Stock of the Company that are acquired by the undersigned for an aggregate purchase price of $1,154,716, or approximately $0.75 per Warrant in a private placement that shall occur simultaneously with the consummation of the Offering; (iv) “Public Stockholders” shall mean the holders of securities issued in the Offering; and (v) “Trust Account” shall mean the trust fund into which a portion of the net proceeds of the Offering shall be deposited.
     11. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings,

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agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.
     12. No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the undersigned and each of its successors, heirs, personal representatives and assigns.
     13. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of the State of New York for the Southern District of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
     14. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.
     15. This Letter Agreement shall terminate on the earlier of (i) the expiration of the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, whichever is longer or (ii) the liquidation of the Company; provided, however, that this Letter Agreement shall earlier terminate in the event that the Offering is not consummated and closed by [DATE], 2010, provided further that paragraph 4 of this Letter Agreement shall survive such liquidation.
[Signature page follows]

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     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY: L&L ACQUISITION CORP.
By:	/s/ John L. Shermyen
	Name:	John L. Shermyen
	Title:	Chief Executive Officer

HOLDER: LLM STRUCTURED EQUITY FUND L.P.
By:	LLM Advisors L.P., its General Partner

By:	LLM Advisors LLC, its General Partner

By:	LLM Capital Partners LLC, its Manager

By:	/s/ Frederick S. Moseley
	Name:	Frederick S. Moseley, IV
	Title:	Managing Director

Exhibit 5
November 23, 2010
L&L Acquisition Corp.
265 Franklin Street
20th Floor
Boston, Massachusetts 02110
Morgan Joseph LLC
600 Fifth Avenue
19th Floor
New York, New York 10022
Re:	Initial Public Offering
Gentlemen:
     This letter (“Letter Agreement”) is being delivered to you in accordance with the Underwriting Agreement (the “Underwriting Agreement”) entered into by and between L&L Acquisition Corp., a Delaware corporation (the “Company”) and Morgan Joseph LLC, as representative of the several underwriters (the “Underwriters”), relating to an underwritten initial public offering (the “Offering”), of 4,000,000 of the Company’s units (the “Units”), each comprised of one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and one warrant exercisable for one share of the Common Stock (each, a “Warrant”). The Units sold in the Offering shall be quoted and traded on the Over-the-Counter Bulletin Board pursuant to a registration statement on Form S-1 and prospectus (the “Prospectus”) filed by the Company with the Securities and Exchange Commission (the “Commission”). Certain capitalized terms used herein are defined in paragraph 10 hereof.
     In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, LLM Investors L.P. (an “Initial Stockholder”) hereby agrees with the Company as follows:
     1. The undersigned agrees that if the Company seeks stockholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it (i) shall vote all Initial Shares owned by it in accordance with the majority of the votes cast by the Public Stockholders and (ii) shall vote any shares acquired by it in the Offering or the secondary public market in favor of such proposed Business Combination.
     2. The undersigned hereby agrees that (a) in the event that the Company fails to consummate a Business Combination (as defined in the Underwriting Agreement) within 18 months from the closing of the Offering, the undersigned shall take all reasonable steps to cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, redeem 100% of the shares of the Common Stock sold in the Offering (the “Offering Shares”) for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (including interest), less franchise and income taxes payable, which redemption will completely extinguish the rights of the holders of Offering Shares (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the Trust Account which is received after the redemption of the Offering Shares be distributed to the former holders of record of such Offering Shares as of the date of redemption, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate the balance of the Company’s net assets to the remaining Public Stockholders, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law;
          (b) it will take all reasonable action within its power, in the event the Company conducts the redemption of its Offering Shares pursuant to a tender offer, to cause the Company or its affiliates or any dealer-manager or its affiliates, or any advisors to the Company or any dealer-manager, (i) not to purchase or arrange to purchase shares outside the tender offer while such tender offer is open or (ii) enter into any agreement, understanding or arrangement with any other person in connection with their purchase or arrangement to purchase shares outside the tender offer, when such tender offer is open; and
          (c) in the event the Company seeks to amend the Warrants (as defined the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, as Warrant Agent) in a manner that requires the written consent of the registered holders of 65% of the then outstanding Warrants under the Warrant Agreement, the undersigned will not vote any Warrants owned or controlled by the undersigned in favor of such amendment unless the registered holders of 65% of the Offering Warrants (as defined in the Warrant Agreement) vote in favor of such amendment.
     3. The undersigned acknowledges that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Company as a result of any liquidation of the Company with respect to the Initial Shares. The undersigned hereby further waives, with respect to any shares of the Common Stock beneficially held by it, the right to seek appraisal rights with respect to such shares and any redemption rights it may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination or in the context of a tender offer made by the Company to purchase shares of the Common Stock (although the undersigned shall be entitled to redemption and liquidation rights with respect to any shares of the Common Stock (other than the Initial Shares) it holds if the Company fails to consummate a Business Combination within 18 months from the date of the closing of the Offering).
     4. In the event of the liquidation of the Trust Account, the undersigned agrees to indemnify and hold harmless the Company against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Company may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Company or (ii) a prospective target business with which the Company has entered into an acquisition agreement with (a “Target”); provided, however, that such indemnification of the Company by the undersigned shall apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to the Company or a Target do not reduce the amount of funds in the Trust Account to below $10.10 per Offering Share (or approximately $10.05 per

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Offering Share if the Underwriters’ over-allotment option, as described in the Prospectus, is exercised in full, or such pro rata amount in between $10.10 and $10.05 per Offering Share that corresponds to the portion of the over-allotment option that is exercised), and provided, further, that only if such third party or Target has not executed an agreement waiving claims against and all rights to seek access to the Trust Account whether or not such agreement is enforceable. In the event that any such executed waiver is deemed to be unenforceable against such third party, the undersigned shall not be responsible for any liability as a result of any such third party claims. Notwithstanding any of the foregoing, such indemnification of the Company by the undersigned shall not apply as to any claims under the Company’s obligation to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The undersigned shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Company if, within 15 days following written receipt of notice of the claim to the undersigned, the undersigned notifies the Company in writing that it shall undertake such defense.
     5. (a) On the date of the Prospectus (the “Effective Date”), the undersigned will escrow the Initial Shares beneficially held by it pursuant to the terms of a Securities Escrow Agreement which the Company will enter into with the undersigned and Continental Stock Transfer & Trust Company (the “Securities Escrow Agreement”). To the extent that the Underwriters do not exercise their over-allotment option to purchase an additional 600,000 shares of the Common Stock (as described in the Prospectus), the undersigned agrees that it shall return to the Company for cancellation, at no cost, the number of Initial Shares held by it determined by multiplying 3,251 by a fraction, (i) the numerator of which is 600,000 minus the number of shares of the Common Stock purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 600,000. The undersigned further agrees that to the extent that (a) the size of the Offering is increased or decreased and (b) the undersigned has either purchased or sold shares of the Common Stock or an adjustment to the number of Initial Shares has been effected by way of a stock split, stock dividend, reverse stock split, contribution back to capital or otherwise, in each case in connection with such increase or decrease in the size of the Offering, then (i) the references to 600,000 in the numerator and denominator of the formula in the immediately preceding sentence shall be changed to a number equal to 15% of the number of shares included in the Units issued in the Offering and (ii) the reference to 3,251 in the formula set forth in the immediately preceding sentence shall be adjusted to such number of shares of the Common Stock that the undersigned would have to return to the Company in order to hold 0.35% of the Company’s issued and outstanding shares after the Offering (assuming the Underwriters do not exercise their over-allotment option).
          (b) In addition, 12,042 of the Initial Shares (the “Second Tranche Shares”) held by the undersigned, shall be returned to the Company for cancellation, at no cost, in the event that, within five years following the closing of the Company’s initial Business Combination, either (a) the last sales price of the Company’s stock does not equal or exceed $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or (b) a transaction is not consummated following the Company’s initial Business Combination in which all stockholders have the right to exchange their shares of Common Stock for cash consideration which equals or exceeds $18.00 per share. The undersigned hereby agrees and acknowledges that he will have

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no ability to vote any of the Second Tranche Shares and hereby waives any right to vote such Second Tranche Shares until such time, if ever, that such shares are released from escrow.
     6. (a) The undersigned agrees and acknowledges that the Initial Shares beneficially owned by it shall be held in escrow for the period commencing on the Effective Date and ending: with respect to (a) an aggregate of 11,078 of the Initial Shares (or 9,633 if the underwriters’ over-allotment option is not exercised in full) (the “First Tranche Shares”), one year following the completion of the Company’s initial Business Combination (the “First Tranche Lock-Up Period”) and (b) 13,848 of the Initial Shares (or 12,042 if the underwriters’ over-allotment option is not exercised in full), such date within five years subsequent to the completion of the Company’s initial Business Combination, if ever, that (i) the last sales price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or (ii) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction, which results in all of the Company’s stockholders having the right to exchange their shares of the Common Stock for cash consideration that equals or exceeds $18.00 per share (the “Second Tranche Lock-Up Period”). Until the expiration of the First Tranche Lock-Up Period and the Second Tranche Lock-Up Period, as the case may be, the undersigned shall not, except as described in the Prospectus, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, with respect to the First Tranche Shares and the Second Tranche Shares, as applicable, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the First Tranche Shares or the Second Tranche Shares, as applicable, whether any such transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).
          (b) The undersigned will escrow any Private Placement Warrants purchased in a private placement simultaneous with or immediately prior to the Offering until the 30th day after the date of the completion of the initial Business Combination, subject to the terms of the Securities Escrow Agreement. Until 30 days after the completion of the Company’s initial Business Combination (“Private Placement Warrant Lock-Up Period”), the undersigned shall not, except as described in the Prospectus, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to the Private Placement Warrants and the respective Common Stock underlying the Private Placement Warrants, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Private Placement Warrants and the respective Common Stock underlying the Private Placement Warrants, whether any such transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

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          (c) Notwithstanding the provisions of paragraphs 6(a) and 6(b) herein, the undersigned may transfer the First Tranche Shares, the Second Tranche Shares and/or Private Placement Warrants and the respective Common Stock underlying the Private Placement Warrants (i) to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors or any affiliate of the undersigned or to any limited partner(s) of the undersigned; (ii) in the case of an Initial Stockholder who is a natural person, by gift to a member of the undersigned’s immediate family or to a trust, the beneficiary of which is a member of the undersigned’s immediate family, an affiliate of the undersigned or to a charitable organization; (iii) in the case of an Initial Stockholder who is a natural person, by virtue of the laws of descent and distribution upon death of the undersigned; (iv) in the case of an Initial Stockholder who is a natural person, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the state of Delaware or the undersigned’s limited partnership agreement upon dissolution of the undersigned; (vi) in the event of the Company’s liquidation prior to the completion of the Company’s initial Business Combination; or (vii) in the event that the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of the Common Stock for cash, securities or other property subsequent to the consummation of the Company’s initial Business Combination; provided, however, that, in the case of clauses (i) through (iv), these permitted transferees enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in paragraphs 6(a) and 6(b) herein, as the case may be.
          (d) Further, the undersigned agrees that after the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, as applicable, has elapsed, the Initial Shares and the Private Placement Warrants and the respective Common Stock underlying such Warrants, shall only be transferable or saleable pursuant to a sale registered under the Securities Act or pursuant to an available exemption from registration under the Securities Act. The Company and the undersigned each acknowledge that pursuant to that certain registration rights agreement to be entered into between the Company and the parties thereto, the parties thereto may request that a registration statement relating to the Initial Shares, and the Private Placement Warrants and/or the shares of the Common Stock underlying the Private Placement Warrants be filed with the Commission prior to the end of the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, as the case may be; provided, however, that such registration statement does not become effective prior to the end of the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, as applicable.
          (e) Each of the undersigned and the Company understands and agrees that the transfer restrictions set forth in this paragraph 6 shall supersede any and all transfer restrictions relating to (i) the Initial Shares set forth in that certain Securities Purchase Agreement, effective as of July 26, 2010, by and between the Company and the undersigned, and (ii) the Private Placement Warrants set forth in that certain Private Placement Warrants Purchase Agreement, effective as of November 23, 2010, by and between the Company and the undersigned.
     7. Except as disclosed in the Prospectus, neither the undersigned nor any affiliate of the undersigned shall receive any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services

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rendered in order to effectuate the consummation of the Company’s initial Business Combination (regardless of the type of transaction that it is), other than the following:
          (a) repayment of an aggregate loan of $37,500 made to the Company by each of John L. Shermyen and LLM Structured Equity Fund L.P. pursuant to a Promissory Note dated July 29, 2010;
          (b) payment of an aggregate of $7,500 per month to LLM Capital Partners LLC, for office space, secretarial and administrative services, pursuant to a Letter Agreement for Administrative Services dated August 17, 2010;
          (c) reimbursement for any out-of-pocket expenses related to finding, identifying, investigating and completing an initial Business Combination, so long as no proceeds of the Offering held in the Trust Account may be applied to the payment of such expenses prior to the consummation of a Business Combination; and
          (d) repayment of loans, if any, and on such terms as to be determined by the Company from time to time, to finance transaction costs in connection with an intended initial Business Combination, provided, that, if the Company does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by the Company to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment.
     8. The undersigned has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement.
     9. The undersigned acknowledges and agrees that the Company will not consummate any Business Combination that involves a company which is affiliated with the undersigned unless the Company obtains an opinion from an independent investment banking firm which is a member of FINRA that the Business Combination is fair to the Company’s stockholders from a financial point of view.
     10. As used herein, (i) “Business Combination” shall mean a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses; (ii) “Initial Shares” shall mean the 24,926 shares of the Common Stock of the Company acquired by the undersigned for an aggregate purchase price of $433.50, or approximately $0.0174 per share , prior to the consummation of the Offering; (iii) “Private Placement Warrants” shall mean the Warrants to purchase up to 60,378 shares of the Common Stock of the Company that are acquired by the undersigned for an aggregate purchase price of $45,284, or approximately $0.75 per Warrant in a private placement that shall occur simultaneously with the consummation of the Offering; (iv) “Public Stockholders” shall mean the holders of securities issued in the Offering; and (v) “Trust Account” shall mean the trust fund into which a portion of the net proceeds of the Offering shall be deposited.
     11. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings,

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agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.
     12. No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the undersigned and each of its successors, heirs, personal representatives and assigns.
     13. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of the State of New York for the Southern District of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
     14. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.
     15. This Letter Agreement shall terminate on the earlier of (i) the expiration of the First Tranche Lock-Up Period, Second Tranche Lock-Up Period or the Private Placement Warrant Lock-Up Period, whichever is longer or (ii) the liquidation of the Company; provided, however, that this Letter Agreement shall earlier terminate in the event that the Offering is not consummated and closed by [DATE], 2010, provided further that paragraph 4 of this Letter Agreement shall survive such liquidation.
[Signature page follows]

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     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY: L&L ACQUISITION CORP.
By:	/s/ John L. Shermyen
	Name:	John L. Shermyen
	Title:	Chief Executive Officer

HOLDER: LLM INVESTORS L.P.
By:	LLM Advisors L.P., its General Partner

By:	LLM Advisors LLC, its General Partner

By:	LLM Capital Partners LLC, its Manager

By:	/s/ Frederick S. Moseley
	Name:	Frederick S. Moseley, IV
	Title:	Managing Director

Exhibit 6
REGISTRATION RIGHTS AGREEMENT
     THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of November 23, 2010, is made and entered into by and among L&L Acquisition Corp., a Delaware corporation (the “Company”), John L. Shermyen, LLM Structured Equity Fund L.P., a Delaware limited partnership and LLM Investors L.P., a Delaware limited partnership (each a “Sponsor” collectively, the “Sponsors”) and the undersigned parties listed under “Holder” on the signature pages hereto and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement (each such party, together with the Sponsors, a “Holder” and collectively the “Holders”).
RECITALS
     WHEREAS, certain of the Holders collectively own 1,150,000 shares (the “Initial Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”); and
     WHEREAS, the Company and certain of the Holders have entered into that certain Warrant Subscription Agreement (the “Warrant Subscription Agreement”), dated as of November 23, 2010, pursuant to which the certain of the Holders agreed to purchase warrants entitling them to purchase an aggregate of 3,040,000 shares of the Common Stock (the “Private Placement Warrants’’) in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering; and
     WHEREAS, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
     NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
     “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.
     “Agreement” shall have the meaning given in the Preamble.
     “Board” shall mean the Board of Directors of the Company.

     “Business Combination” shall mean any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, involving the Company.
     “Commission” shall mean the Securities and Exchange Commission.
     “Common Stock” shall have the meaning given in the Recitals hereto.
     “Company” shall have the meaning given in the Preamble.
     “Demand Registration” shall have the meaning given in subsection 2.1.1.
     “Demanding Holder” shall have the meaning given in subsection 2.1.1.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
     “Form S-1” shall have the meaning given in subsection 2.1.1.
     “Form S-3” shall have the meaning given in subsection 2.2.4.
     “Holders” shall have the meaning given in the Preamble.
     “Holder Lock-up Period” shall mean, the period of time beginning on the effective date of the registration statement for the Company’s initial public offering and ending, with respect to (a) an aggregate of 638,889 of the Initial Shares, one (1) year following the completion of the Company’s initial Business Combination, (b) an aggregate of 798,611 of the Initial Shares, such date within five (5) years subsequent to the completion of the Company’s initial Business Combination, if ever, that (i) the last sales price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or (ii) the Company consummates a liquidation, merger, stock exchange or other similar transaction, which results in all of the Company’s stockholders having the right to exchange their shares of the Common Stock for cash consideration that equals or exceeds $18.00 per share, and (c) the Private Placement Warrants and any of the Common Stock issued or issuable upon the exercise or conversion of such Private Placement Warrants, 30 days after the completion of the Company’s initial Business Combination.
     “Initial Shares” shall have the meaning given in the Recitals hereto.
     “Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.
     “Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus not misleading.
     “Piggyback Registration” shall have the meaning given in Section 2.2.
     “Private Placement Warrants” shall have the meaning given in the Recitals hereto.
     “Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

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     “Prospectus Date” shall mean the date of the final prospectus filed with the Commission and relating to the Company’s initial public offering.
     “Registrable Security” shall mean (a) the Initial Shares, (b) the Private Placement Warrants (including any shares of the Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) any outstanding share of the Common Stock or any other equity security (including the shares of the Common Stock issued or issuable upon the exercise of any other equity security held by a Holder as of the date of this Agreement), (d) any equity securities (including the shares of the Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $500,000 made to the Company by a Holder, and (e) any other equity security of the Company issued or issuable with respect to any such share of the Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
     “Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
     “Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
     (a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority) and any securities exchange on which the Common Stock is then listed;
     (b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
     (c) printing, messenger, telephone and delivery expenses;
     (d) reasonable fees and disbursements of counsel for the Company;
     (e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
     (f) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.
     “Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such

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registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
     “Requesting Holder” shall have the meaning given in subsection 2.1.1.
     “Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
     “Sponsor” shall have the meaning given in the Recitals hereto.
     “Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
     “Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
     “Warrant Subscription Agreement” shall have the meaning given in the Recitals hereto.
ARTICLE II
REGISTRATIONS
     2.1 Demand Registration.
          2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the Prospectus Date, the Holders of at least twenty-five per cent (25%) of the then outstanding number of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration of at least fifteen percent (15%) of the then outstanding number of Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty-five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of two (2) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

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          2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.
          2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.
          2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Common Stock or other equity securities that the Company desires

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to sell, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.
          2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.
     2.2 Piggyback Registration.
          2.2.1 Piggyback Rights. If, at any time on or after the date the Company consummates a Business Combination, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (c) for an offering of debt that is convertible into equity securities of the Company or (d) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.
          2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Stock that the Company desires to sell, taken together with (a) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable

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Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant Section 2.2 hereof, and (c) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
     (a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (i) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;
     (b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (i) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
          2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

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          2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.
     2.3 Registrations on Form S-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short-form registration statement that may be available at such time (“Form S-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall promptly give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than fifteen (15) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (a) a Form S-3 is not available for such offering; or (b) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $500,000.
     2.4 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period. Notwithstanding anything to the contrary contained in this Agreement, no Registration shall be effected or permitted and no Registration Statement shall become effective, with respect to any Registrable Securities held by each of the Holders, until after the expiration of the relevant Holder Lock-Up Period.
ARTICLE III
COMPANY PROCEDURES
     3.1 General Procedures. If at any time on or after the date the Company consummates a Business Combination the Company is required to effect the Registration of Registrable Securities, the

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Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible.
          3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
          3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
          3.1.3 prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
          3.1.4 prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
          3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
          3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
          3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such

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purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
          3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;
          3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
          3.1.10 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
          3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
          3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating Holders;
          3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
          3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;
          3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $20,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and
          3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

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     3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company except with respect to Registration Expenses for the Registration of the Registrable Securities held by the Underwriters of the Company’s initial public offering in connection with a second Demand Registration by such Underwriters.. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
     3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
     3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.
     3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
     4.1 Indemnification.
          4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
          4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
          4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which

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settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
          4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agree to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
          4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
          5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed to the addressee at the address set forth below such person’s signature on the signature pages to this Agreement. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

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     5.2 Assignment; No Third Party Beneficiaries.
          5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. Prior to the expiration of the Holder Lock-Up Period, the Holders may not assign or delegate their rights, duties or obligations under this Agreement in whole or in part.
          5.2.2 Except as set forth in subsection 5.2.1 hereof, this Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be assigned or delegated by such Holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder.
          5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of any Sponsor or Holder of Registrable Securities or of any assignee of any Sponsor or Holder of Registrable Securities.
          5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
          5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
     5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
     5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.
     5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall

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operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
     5.6 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
     5.7 Termination. This Agreement shall terminate and the registration rights granted hereunder shall expire on the date that is five (5) years after the Prospectus Date; provided, that such termination and expiration shall not affect registration rights exercised prior to such date.
[SIGNATURE PAGE FOLLOWS]

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     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY: L&L ACQUISITION CORP.
By:	/s/ John L. Shermyen
	Name:	John L. Shermyen
	Title:	Chief Executive Officer

HOLDERS:
/s/ John L. Shermyen
John L. Shermyen

LLM STRUCTURED EQUITY FUND L.P. By: LLM Advisors L.P., its General Partner By: LLM Advisors LLC, its General Partner By: LLM Capital Partners LLC, its Manager
By:	/s/ Frederick S. Moseley
	Name:	Frederick S. Moseley, IV
	Title:	Managing Director

[signatures continue on following page]

LLM INVESTORS L.P. By: LLM Advisors L.P., its General Partner By: LLM Advisors LLC, its General Partner By: LLM Capital Partners LLC, its Manager
By:	/s/ Frederick S. Moseley
	Name:	Frederick S. Moseley, IV
	Title:	Managing Director

/s/ John A. Svahn
John A. Svahn

/s/ E. David Hetz
E. David Hetz

/s/ Alan W. Pettis
Alan W. Pettis

/s/ William A. Landman
William A. Landman

[signatures continue on following page]

/s/ Diane M. Daych
Diane M. Daych

/s/ Mitchell Eisenberg
Mitchell Eisenberg

/s/ Alan R. Hoops
Alan R. Hoops

MORGAN JOSEPH LLC
By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director

EARLYBIRDCAPITAL, INC
By:	/s/ M. Michael Powen
	Name:	M. Michael Powen
	Title:	Managing Director